EXHIBIT 21.01
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                         SUBSIDIARIES OF THE REGISTRANT

      European Micro Holdings, Inc., a Nevada corporation (the "Registrant"), is the parent of European Micro Plc, organized under the laws of the United Kingdom, Nor'Easter Micro, Inc., a Nevada corporation, Colchester Enterprise Pte. Ltd., organized under the laws of Singapore, American Micro Computer Center, Inc., a Florida corporation, and Engenis.com, Ltd., organized under the laws of the United Kingdom.

      European Micro Plc is the parent of European Micro GmbH, organized under the laws of Germany, Sunbelt (UK) Ltd., registered in England and Wales, European Micro B.V., organized under the laws of Holland. European Micro Plc also has a 50% interest in Big Blue Europe, B.V., organized under the laws of Holland.